Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

Special Edition February 2006 Vol 7 No 2

Inside 3 Merger at a glance 5 Transaction timeline 6 Questions and answers about the merger

Our Vision We will be the preferred provider of safe, reliable, and cost-effective products and services that satisfy the electricity related needs of all customer segments.			Our Focus Safety, Quality, Customer Orientation, Growth, Speed & Flexibility, Cost, Commercial Skills

Creating the nation's premier energy company

In December 2005, FPL Group and Constellation Energy, two of the strongest, fastest-growing and most successful energy companies in America, announced that they have signed a definitive agreement to create the nation's largest competitive energy supplier and its second-largest electric utility portfolio.

This special edition of FYIPlus provides an overview of the transaction and the company's new management team, as well as highlights about Constellation Energy. For the latest merger developments, watch for bi-weekly special merger editions of FYINews, INFPL and other communications for updates.

Why FPL Group and Constellation Energy are merging

The merger of FPL Group and Constellation Energy will create a combined enterprise nearly double the size of FPL Group. Growth potential for the combined enterprise exceeds what the two companies could have achieved separately. We believe the cultures of our two companies are highly compatible and that this combination will be good for our employees, customers, communities and shareholders.

Extending the lead in competitive energy markets

With this transaction, the two companies are building an entity that will be uniquely positioned for success in competitive energy markets. Constellation Energy is the established leader in wholesale and retail competitive power supply, serving a combined customer peak load of more than 35,000 megawatts. FPL Energy brings an industry-leading and rapidly growing renewable energy platform and a diversified, high-performing portfolio of nearly 12,500 megawatts of capacity that more than doubles Constellation Energy's equally diversified and high-performing generation fleet, which totals nearly 12,000 megawatts.

The combination creates a more balanced footprint in major competitive regions - particularly in New England and Texas. This presents an important competitive advantage. Much of the power Constellation Energy sells today comes from plants it does not own, requiring it to buy and hedge supply in the open market. By combining our respective generation fleets, the combined company can lower operating costs and be even more successful in growing earnings.

creating a new fortune 100 company and an industry leader #1 in u.s. generation (45,194 mws) #1 wind generation (3,211 mws) # 1 wholesale competitive supplier (22,040 mws) #1 retail competitive supplier (16,550 mws) #2 regulated electric customers (5.5 million) #3 nuclear generation (8,228 mws) nuclear generation capacity as of 12/5/05 plus 414.5 mws for duane arnold, acquired on 1/27/06

Merger to provide growth potential, significant benefits

The nation's premier regulated utility business

Pairing Florida Power & Light (FPL) and Baltimore Gas and Electric (BGE) will create a stronger and more diversified regulated utility business. This business will contribute approximately half of the combined company's earnings, providing a strong, balanced base on which to build.

FPL serves one of the fastest-growing areas in the nation. It is one of the most cost-efficient utilities in the country, also ranking high in service reliability. BGE, the nation's oldest utility, also has a strong reputation and customer service track record. The two utilities will continue to operate independently, and each will retain its respective company name.

By capitalizing on the scale of the two operations and leveraging best practices of both companies, FPL and BGE will have added opportunity to better serve customers and assist each other in the event of natural disasters. In addition, FPL can tap into Constellation Energy's coal technology and experience as it evaluates alternatives to meet the rapidly rising electric demand in Florida and the need to further diversity its fuel mix.

Enhanced nuclear expertise

Each company has established itself as a leading nuclear operator and combining the fleets offers significant potential for increased savings and efficiencies. FPL Group operates six nuclear power units in Florida, New Hampshire and the recently acquired Duane Arnold nuclear power unit in Iowa. Constellation Energy operates five nuclear power units in Maryland and New York. Both companies have a stated growth and consolidation strategy in the nuclear arena. Reflecting that strategy, five of the seven nuclear units sold in the U.S. since 2001 were acquired by FPL Group or Constellation Energy. The combined nuclear fleet brings an increased depth of resources and talent.

Significant synergies

The combination is expected to generate at least $200 million to $250 million pre-tax of annual synergies available to shareholders before integration-related costs by the end of the third post-merger year. These synergies are expected to result principally from consolidation of nonregulated business unit operations, sharing of best practices, improved procurement strategies, and consolidation of systems and support activities.

Improved operating efficiency can mean the elimination of redundant job functions. Because of strong growth prospects, however, significant job losses are not expected. More importantly, added growth potential means high-performing employees should have added career opportunities.

south dakota 41 mw renew (41) north dakota renew (62) minnesota renew (117) wisconsin renew (30) west virginia 300 mw gas (300) renew (56) new york 2,045 mw nuc 2,045) petro (110) new hampshire 1,076 mw nuc (1,076) maine 1,017 mw petro (656) water (361) pennsylvania 948 mw gas (794) renew (154) 11,137 mw coal (609) water (278) gas (250) maryland 5351 mw coal (1,289) nuc (1,735) petro (2,017) gas (249) other (64) rhode island 550 mw gas (550) virgina 879 mw petro (879) 250 mw gas (250) florida 20,204 mw gas (5,595) petro (10,778) nuc (2,939) coal (232) oil (660) georgia 639 mw coal (639) Alabama 668 mw petro (668) illinois 965 mw gas (965) iowa 558 mw renew (139) nuc (414.5) texas 3,679 mw gas (2,700) renew (979) 800 mw gas (800) new mexico 204 mw renew (204) oklahoma 209 mw renew (209) california 1,264 mw gas (507) renew (713) coal (44) 969 mw gas (830) coal (65) water (16) other (58) kansas 112 mw renew (112) utah 26 mw coal (26) wyoming 144 mw renew (144) oregon 325 mw renew (325) source company website and presentations constellation also has 9 mw of geothermal generation in nevada. fpl also has 150 mw of petro in massachusetts, 49 mw of natural gas in south carolina, 145 mw of natural gas in new jersey and 414.5 mw nuclear at duane arnold in iowa. In addition, fpl has 91 mw under construction including weatherford expansion (wind 41 mw) and wilton energy center (wind 50 mw)

The combined generation portfolio of both companies will be the nation's second-largest, exceeding 45,000 megawatts of capacity.
Merger at a glance

The merger between FPL Group and Constellation Energy creates the nation's largest competitive energy supplier and the second-largest electric utility portfolio. This action also forms a new FORTUNE 100 company that will be ranked:

  #1 in U.S. electric generation (45,194 MWs)
  #1 in wind generation (3,211 MWs)
  #1 wholesale competitive supplier (22,040 MWs) and retail competitive supplier (16,550 MWs)
  #2 regulated electric utility (5.5 million customers)
  #3 nuclear generation (8,228 MWs)

The combined company will be named Constellation Energy. The two utilities will continue to operate independently and each will retain its respective name.
Combined company financials:
  Market capitalization of approximately $28 billion (based on market values at time of announcement), combined annual revenues of $27 billion, and $57 billion in total assets.
  Transaction expected to be immediately accretive to earnings.
  Estimated accretion of 6% to 8% after first year, excluding costs to achieve and favorable purchase accounting.

Terms:
  Modified merger of equals
  1 share of FPL Group converted to 1 share of Constellation Energy after the merger.
  1 share of Constellation Energy converted to 1.444 shares of Constellation Energy after the merger.
  Ownership approximately 60% FPL Group shareholders, approximately 40% Constellation Energy shareholders.
  FPL Group's current dividend policy to be adopted.

Management and board:
Chief Executive Officer: Lew Hay Chairman of the Board: Mayo Shattuck, currently Constellation Energy Chairman and CEO Board: 15 members; 9 from FPL Group and 6 from Constellation Energy.
Dual corporate headquarters:
Competitive energy in Baltimore, MD Florida Power & Light in Juno Beach Baltimore Gas and Electric in Baltimore, MD Fossil and renewable generation in Juno Beach
Approval process:
The companies are targeting the receipt of all necessary regulatory approvals in 9 to 12 months and they currently intend to seek shareholder approval in the second quarter of 2006.

more balanced generation mix capacity fpl group 33,333 mws other 1% wind 10% nuclear 13% coal 3% oil/gas 73% constellation energy 11,861 mws other 4% nuclear 32% coal 23% oil/gas 41% combined 45,194 mw other 2% wind 7% nuclear 18% coal 8% oil/gas 65% balanced fuel, geography and dispatch with improved load serving capabilities (1) as of 12/05/05 plus 414.5 mws for duane arnold, acquired on 1/27/06. (2) as of 12/5/05. the combination of the two generation fleets will result in a more balanced fuel mix and broader geographic territory, thus improving load-serving capabilities. combining the respective fleets also is expected to reduce risk exposure and increase purchasing power.

The combination of the two generation fleets will result in a more balanced fuel mix and a broader geographic territory, thus improving load-serving capabilities. Combining the respective fleets also is expected to reduce risk exposure and increase purchasing power.

organizational structure board of directors mayo shattuck chairman lew hay director non-executive (13) directors chief executive officer lew hay competitive energy (market-facing retail & wholesale) mayo shattuck regulated utilities & generation jim robo chief financial officer & chief administrative officer follin smith transition & integration moray dewhurst florida power & light armando olivera baltimore gas and electric ken defontes

Meet the new senior leadership team

Lew Hay - chairman and chief executive officer, FPL Group

Lew Hay is chairman and chief executive officer of FPL Group. Lew was elected CEO in June 2001 and elected chairman of the board in January 2002. He joined FPL Group as chief financial officer in August 1999. In March 2000 he was appointed president of FPL Energy.

Lew received a bachelor's degree in electrical engineering from Lehigh University in 1977 and a master's degree in industrial administration from Carnegie Mellon University in 1982.

He serves on the board of directors of Capital One and Harris Corporation, and was recently elected vice chairman of the board of directors of the Institute of Nuclear Power Operations (INPO), which encompasses all U.S. commercial nuclear operating organizations. He also serves on the board of directors of the Nuclear Energy Institute (NEI) and the Edison Electric Institute (EEI). He is a member of the Dean's Advisory Council at Carnegie Mellon University's Tepper School of Business. He also is a member of the Business Roundtable, a trustee of the Benjamin School, a trustee of the University of Miami and a member of the Florida Council of 100.

Mayo Shattuck - chairman, president and chief executive officer, Constellation Energy
Mayo Shattuck was appointed president and CEO of Constellation Energy in November 2001, and was elected chairman of the board in July 2002.

He received his bachelor's degree from Williams College and his MBA from Stanford University, where he graduated as an Arjay Miller Scholar. Mayo has received an honorary Doctor of Public Service degree from the University of Maryland, Baltimore County.

Mayo currently serves as a director of Gap, Inc. and is chairman of its audit and finance committee and is a director of Capital One where he serves as chairman of its compensation committee. He is a member of the board of the Edison Electric Institute (EEI) and chairs its finance committee. He is on the board of directors of the Nuclear Energy Institute (NEI) and the Institute of Nuclear Power Operations (INPO).

Mayo is a member of the board of trustees of Johns Hopkins Medicine, and a member of the Advisory Council of Stanford's Graduate School of Business. He is chairman of the board of visitors of the University of Maryland, Baltimore County and a board member of The Walters Art Museum.

FPL Group and Constellation Energy statistics

	FPL Group	Combined Energy	Constellation Energy

Financial
Revenues	$11.3 billion	$26.5 billion	$15.2 billion
Adjusted Earnings	$992 million	$1.6 billion	$584 million
Traded as	FPL	CEG	CEG
Shares outstanding	384.7 million		180.7 million*
Market capitalization	$17.0 billion	$28.0 billion	$11.0 billion
Enterprise value	$25.6 billion	$40.6 billion	$15.0 billion

Generating capacity
Owned capacity	33,333 MW	45,194 MW	11,861 MW
Wholesale competitive supply (peak MWs)	2,000 MW	22,040 MW	20,040 MW
Retail competitive supply (peak MWs)	1,000 MW	16,550 MW	15,550 MW

Operations
Utility operations	FPL		Baltimore Gas and Electric

Key non-utility operations
	FPL Energy		Constellation Energy Commodities Group
Constellation NewEnergy
Constellation NewEnergy Gas Division
Constellation Generation Group
Fellon-McCord & Assoc.

Customers
Regulated electric customers	4.3 million	5.5 million	1.2 million

Employees
	11,921*		9,700***

This table reflects data released at the time the merger was announced on Dec. 19, 2005, unless otherwise noted.

*Post-split shares outstanding 260.9 million
**FPL Group 2004 Annual Report
*** Constellation Energy 2004 Annual Report

expected transition timeline q4 2005 announce transaction q1 2006 make regulatory filings file joint proxy statement q2 2006 develop transition implementation plans fpl group & constellation energy shareholder meetings q3 2006 receive regulatory approvals q4 2006 close transaction major regulatory filings federal trade commission department of justice federal energy regulatory commission nuclear regulatory commission maryland public service commission

Frequently asked questions and answers about the merger

While many questions have been received concerning plans to merge FPL Group and Constellation Energy, some questions simply cannot be answered until the process is further along. Every effort will be made to provide you with timely information on the status of the merger process. Watch for updates in special bi-weekly merger editions of FYINews, INFPL and other communications..

EMPLOYMENT

When will I know whether, and how, the transaction will affect me, my job, my responsibilities, etc.? In areas where jobs are eliminated, how will it be decided who goes and who stays? Will it be based on seniority? Job performance? Some other criteria?

In the short term, it should be business as usual for virtually all FPL Group employees. It is important for you to remain focused on the day-to-day business and on meeting our customers' needs. Our industry becomes more competitive and complex each day, and we cannot afford any distraction from our business priorities while the merger process moves forward.

Longer term, there will be some changes for our employees and those at Constellation Energy. One of the key benefits of a merger of this kind is improved operating efficiency and that can mean elimination of redundant job functions. However, a portion of any job losses will be offset by anticipated retirements and normal attrition. More importantly, we expect to have added growth potential, which means high-performing employees should have added career opportunities. At this early stage, we have not yet done a thorough analysis of where the two organizations have roles that overlap - that will take time and will include input from all relevant areas of each company. Be assured that anyone who does become displaced will be handled with great care. We will make concerted efforts to find affected employees suitable replacement jobs or outplacement support or severance if we cannot offer comparable jobs.

Will any FPL Energy employees be relocated to Baltimore?

Operational decisions of that sort will be made by the integration team, on which both companies will be represented and which will make such decisions based on what is best for the company, its customers and communities, and its shareholders. For the present - that is, prior to completion of the merger - it will be business as usual.

How will the merger affect FPL Group's pension and 401(k) plan?

The merger will have no impact on benefits already accrued under the FPL Group retirement plans. It is too early in the process to be able to provide information with regard to the exact nature of the specific benefit programs after the merger is consummated. Those decisions will be made as part of the transition and integration process. That said, the company is committed to a competitive total rewards program for our employees, including the retirement programs.

TRANSACTION DETAILS
What did we announce about the merger?

We announced that FPL Group, Inc. and Constellation Energy, two of the strongest, fastest-growing and most successful energy companies in America, have agreed to merge, creating the nation's largest competitive energy supplier and the second-largest electric utility.

The combined company, which will maintain dual headquarters in Juno Beach and Baltimore and have approximately 21,750 employees, will serve more than 5.5 million electric customers in Florida and Maryland and 625,000 gas customers in Maryland. Its generation portfolio will be the nation's second-largest, exceeding 45,000 megawatts of capacity.

Why are we doing this?
The merger will create a combined enterprise with significantly more growth potential and earnings potential than what either of the two companies could achieve on a stand-alone basis.

It will bring together two strong, successful industry leaders whose assets and skill sets fit very well together. In fact, they combine the best of the utility and competitive energy sectors. Its competitive wholesale and retail businesses will serve thousands of commercial, industrial and utility customers. Importantly, the merger will also help us achieve a key corporate objective: building value for our shareholders.

What are some specific benefits of the merger?

The main benefit is that it should enable us to achieve a higher level of profitable growth by becoming a larger, more efficient company. FPL Group and Constellation Energy, and our respective assets and geographies, fit very well together. FPL Energy has assets in key markets, such as Texas and New England, where Constellation Energy serves considerable load beyond its owned generation supply. The merger will enable us to realize cost synergies through a fleet management approach in our expanded nuclear portfolio, which will roughly double in size to 11 units.

We believe that customers and shareholders will also benefit from the combining of our two respected and experienced utilities. These utilities will contribute nearly half of the new company's revenues. By capitalizing on the scale of the two operations and leveraging best practices of both companies, FPL and BGE will have added opportunity to better serve customers and can assist each other in the event of natural disasters. Both organizations have highly performance-driven cultures. Although there will be some redundancy in job functions, which will be addressed through normal attrition wherever possible, the new company will have multiple, tangible growth opportunities for employees.

What can FPL Group and Constellation Energy do better together than they could do separately?

Many things. For example, the combination creates a more balanced footprint in major competitive regions - particularly in New England and Texas - where FPL Energy's portfolio of nearly 12,500 megawatts of competitive generation assets will add to the capabilities and supply options of Constellation Energy as the nation's leading supplier of energy in competitive regions. By more closely matching its power sales with the output of its own larger power plant fleet, the combined company can lower operating costs and be even more successful in growing earnings. The transaction also creates growth potential for the combined enterprise that exceeds what the two companies could have achieved separately.

Who will be on the combined company's senior management team? How were those decisions made, or how will they be made?

The two companies have announced a few senior management positions. Follin Smith, currently chief financial officer and chief administrative officer for Constellation Energy, will serve in a similar role for the combined entity. After the merger, Moray Dewhurst, FPL Group's CFO, will lead the transition and integration effort. Tom Brooks of Constellation Energy will chair the Commodities Group. Jim Robo, president of FPL Energy, will oversee the generation operations and the utilities. Armando Olivera, president of FPL, and Ken DeFontes, president of BGE, will continue in their current roles.

Further announcements on the leadership team and other operational decisions will be made in due course by the integration team, on which both companies will be represented.
Will this transaction trigger a change in control and will FPL Group management receive payouts?

It is not anticipated that the transaction will constitute a change in control under the FPL Group Long Term Incentive Plan. While the transaction may constitute a change of control under certain individual agreements with members of senior management, all FPL Group senior officers have waived payments that could be triggered upon such a change in control, generally so long as they retain positions with comparable responsibilities within the company.

OPERATIONS
As an FPL Group employee, should I contact my counterparts at Constellation Energy to discuss transition plans?

Not unless you are explicitly authorized to do so. It's important to remember at all times that until the merger transaction is completed, FPL Group and Constellation Energy are legally and operationally separate companies. Until the transaction is completed, both companies must and will continue to pursue their respective business activities as separate, stand-alone enterprises, exactly as before.

What changes can FPL Group's and Constellation Energy's customers expect as a result of the transaction? Will our ways of doing business change?

FPL Group and Constellation Energy will be developing plans to ensure that once the merger receives the necessary regulatory and shareholder approvals and the transaction is completed, the integration process that will then begin will be smooth and seamless. For now, the two companies will go about their business on a stand-alone basis exactly as before.

Both now and going forward, our respective customers can expect business as usual, with the same commitment to outstanding customer service. Over the long-term, customers should benefit through the sharing of best practices and other synergies.

Why will the combined company have dual headquarters?
Because it makes good business sense: the combined company will have a major business presence in both cities.
Will Florida Power & Light and Baltimore Gas and Electric retain their names?

Yes, both organizations have solid brand equity in their respective service areas so they will retain their names, and will continue to operate as separate, stand-alone units within Constellation Energy. They will continue to be headquartered in their respective cities.

Non-Solicitation and Forward-Looking Statements

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (" FPL Group") or Constellation Energy Group, Inc. (" Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the " SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the risk that the proposed merger will not be completed; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.FPLGroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www. constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

FYI Plus 700 Universe Blvd, Juno Beach, FL 33408
Editor Tom Veenstra, (561) 694- 4698
Associate Editor Philip Stelly Jr., (561) 694- 3119

Published monthly for employees by Corporate Communications. Call (561) 694-4698 or e-mail us with your story ideas, or write via interoffice mail to FYI Plus, CC-JB.
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Address Change? Employees should update their address using MY HR Direct in the corporate portal (http://myfpl). Retirees should call the FPL Benefits Center at 800-208-4015 or write to: FPL Benefits Center, P.O. Box 9233, Boston, MA 02205